EXHIBIT 99.1

Motif BioSciences Enters into Amendment Agreement with Hercules Capital

NEW YORK, Feb. 18, 2019 (GLOBE NEWSWIRE) -- Motif Bio plc (AIM/NASDAQ: MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, today announced that Motif BioSciences Inc. (a wholly owned subsidiary) has entered into an amendment agreement with its lender Hercules Capital, Inc (NYSE:HTGC) (“Hercules”) in relation to the loan agreement as notified on 15 November 2017.

Pursuant to the amendment, Motif BioSciences Inc. will make an immediate early repayment of $7 million and will make a further repayment of $0.5 million on the earlier of 90 days, being 18 May 2019, or receipt of funds from an equity raise of $2 million or greater. There will be a three-month interest-only period on the remaining loan, and Hercules has waived any applicable prepayment charges.  As a result, future interest and amortisation payments will be substantially lower than before. Though the Company remains in compliance with the terms of its loan agreement, it has agreed to this amendment in order to avoid unilateral action by Hercules based upon any position that Hercules may take that the Company is in default.

Following the $7 million repayment, Motif Bio will have cash of approximately $3 million and $7.7 million of outstanding debt drawn from the Hercules loan facility.  Following this amendment, the Company intends to manage the funds available to it aggressively and will need to raise capital in the near term.

Following receipt of a Complete Response Letter (CRL) from the U.S. Food & Drug Administration (FDA), as notified to the market on 14 February 2019, the Company has been consulting with its internal and external experts and is preparing the required information package to request a meeting with the FDA as soon as possible to discuss the CRL.  As previously stated, once requested, the FDA typically grants a meeting within 30-45 days. However, there can be no guarantee as to the date of a meeting with the FDA and no certainty that the funds available to the Company, without an additional capital raise, will enable it to reach this date. The Company is currently assessing the options available to it to raise sufficient capital to provide cash runway to enable it to meet the FDA and discuss options to advance iclaprim towards approval.

The Company plans to hold a conference call this week to discuss recent events and the Company’s plans and will provide the details in due course.

The person who arranged for the release of this announcement on behalf of Motif Bio plc was Jon Gold, Interim Chief Financial Officer.

For further information please contact:

Motif Bio plc	ir@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD & BROKER)	+44 (0)20 7418 8900
Dr Christopher Golden
Oliver Jackson

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0)20 7933 8780
Paul McManus/Helen Cresswell/Lianne Cawthorne	motifbio@walbrookpr.com

MC Services AG (EUROPEAN IR)	+49 (0) 89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Russo Partners (U.S. PR)	+1 (858) 717-2310 or +1 (212) 845 4272
David Schull	david.schull@russopartnersllc.com
Travis Kruse, Ph.D.	travis.kruse@russopartnersllc.com

Note to Editors:

About Motif Bio

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company focused on developing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant Gram-positive bacteria, including MRSA. The Company’s lead product candidate is iclaprim. Motif Bio is seeking approval of iclaprim from the U.S. Food & Drug Administration (FDA) for the treatment of acute bacterial skin and skin structure infections (ABSSSI). More than 3.6 million patients with ABSSSI are hospitalised annually in the U.S. It is estimated that up to 26% of hospitalized ABSSSI patients have renal impairment.

The Company also has plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial in patients with HABP has been successfully completed and a Phase 3 trial is being planned. Additionally, iclaprim has been granted orphan drug designation by the FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis and is in preclinical development for this indication.

Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status for the ABSSSI indication. If approved for the ABSSSI indication as a New Chemical Entity, iclaprim will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.  Motif is also building a patent estate to provide additional protection for iclaprim and has two U.S. method of use patents issued that will expire in 2037.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, (x) Motif Bio’s ability to raise additional capital to sustain its operations and pursue its strategy and (xi) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on April 10, 2018, which is available on the SEC’s web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.